Kenyatta Computer Services LLC

Statement of Cash Flows
January - August, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	26,008.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-16,486.55
Uncategorized Asset	-1,000.00
Direct Deposit Payable	0.00
Payroll Liabilities:CO Income Tax	1,080.00
Payroll Liabilities:CO Unemployment Tax	368.51
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	84.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-15,954.04**
Net cash provided by operating activities	**$10,054.39**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-5,059.27
Net cash provided by financing activities	**$ -5,059.27**
NET CASH INCREASE FOR PERIOD	**$4,995.12**
Cash at beginning of period	7,361.56
CASH AT END OF PERIOD	**$12,356.68**